UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 21, 2008

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

At the annual meeting of shareholders of United Fire & Casualty Company held on May 21, 2008, the shareholders approved an amendment and restatement of the United Fire & Casualty Company Nonqualified Employee Stock Option Plan, now known as the United Fire & Casualty Company 2008 Stock Plan (the "Plan").

The Plan was amended to: (i) increase the shares available for issuance under the Plan by 900,000 shares of the company's common stock; (ii) provide for stock awards, stock appreciation rights, and incentive stock options, as defined in Section 422 of the Internal Revenue Code, in addition to non-statutory options that were previously provided for in the Plan; and (iii) provide that the Plan will continue in effect until action by the Board of Directors or by operation of law.

A copy of the Plan is filed as Exhibit 99.1 to this report.

From time to time, the Compensation Committee or the Board of Directors will grant awards under the Plan to various employees, including named executive officers, as such term is defined in Item 402(a)(3) of Regulation S-K. These awards may be in the form of stock awards, non-statutory stock option agreements, incentive stock option agreements, and stock appreciation rights awards. The forms of stock awards, non-statutory stock option agreements, and incentive stock option agreements are attached hereto as Exhibits 99.2, 99.3, and 99.4. Although the amounts of awards will vary, each award recipient will receive substantially the same form of agreement.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth under Item 1.01 relating to the Plan is incorporated herein by reference. United Fire & Casualty Company's principal executive officer, principal financial officer, and other named executive officers are eligible to participate in the Plan.

At the annual meeting of the Board of Directors held on May 21, 2008, the Board issued the following options and restricted stock awards under the Plan to the Company's named executive officers:

	Options [1] (#)	Restricted Stock Awards [2] (#)	Dollar Value ($)
Randy A. Ramlo	14,340	3,919	265,140
Dianne M. Lyons	7,872	2,151	145,560
Michael T. Wilkins	8,463	2,313	156,480
Barrie W. Ernst	7,114	1,944	131,530

(1) Options will vest 20 percent on the next five anniversaries of the grant date, beginning on the first anniversary of the grant date, if the awardee is employed on those dates.
(2) Restricted shares will vest 100 percent on the fifth anniversary of the grant date if the awardee is employed on that date.

Also on May 21, 2008, the Board appointed certain other officers of the Company. A copy of the press release announcing these appointments is attached as Exhibit 99.5.

Item 8.01. Other Events

At the annual meeting of shareholders of United Fire & Casualty Company held on May 21, 2008, the shareholders approved (i) the amendment of Section 4 of Article V, (ii) the amendment of Section 9 of Article VII, and (iii) the addition of Section 10 and Section 11 to Article VII of the Company's Articles of Incorporation. The Company is not required to report the amendments pursuant to Item 5.03 because it does not have a class of equity securities registered under Section 12 of the Exchange Act.

The amendment to Section 4 of Article V increases from 50 to 60 the maximum number of days the stock transfer books may be closed in order to make a determination of shareholders for any purpose, including determining those shareholders entitled to notice of, or to vote at, any meeting of shareholders, or any adjournment thereof, or those shareholders entitled to receive payment of any dividends.

The amendment to Section 9 of Article VII and the addition of Section 10 and Section 11 to Article VII provide for limitation of director liability and indemnification of directors to the fullest extent allowable under Iowa law.

The full text of the amendments is attached as Exhibit 99.6, with additions indicated by underlining and deletions indicated by strikeout

Item 9.01. Financial Statements and Exhibits.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Exhibits.

The following exhibits are furnished herewith.

Exhibit
99.1	United Fire & Casualty Company 2008 Stock Plan
99.2	Form of Stock Award
99.3	Form of Non-statutory Stock Option Agreement
99.4	Form of Incentive Stock Option Agreement
99.5	Press Release, dated May 22, 2008, announcing the appointment of certain officers of the Company.
99.6	Full text of amendments to the United Fire & Casualty Articles of Incorporation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

May 21, 2008
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT 99.1

 **UNITED FIRE & CASUALTY COMPANY**
2008 STOCK PLAN

(Amended and restated as of February 15, 2008)

1. Purpose of the Plan. The purposes of the United Fire & Casualty 2008 Stock Plan are to attract and retain the best available individuals for positions of substantial responsibility, to provide additional incentive to such individuals, and to promote the success, growth, and general prosperity of the Company's business by aligning the financial interests of Employees with long-term shareholder value. Awards granted hereunder may be Incentive Stock Options, Nonqualified Stock Options, Stock Awards, or SARs, at the discretion of the Board and as reflected in the terms of the Award Agreement. The Plan is not intended to defer any payments to the termination of Continuous Status as an Employee or to provide retirement income to employees.

    The Plan was formerly known as the United Fire & Casualty Company Nonqualified Employee Stock Option Plan. The name of the Plan has been changed pursuant to this February 15, 2008 restatement.

2. Definitions. As used herein, the following definitions shall apply:

    a. "Award" means any award or benefits granted under the Plan, including Options, Stock Awards, and SARs.

    b. "Award Agreement" means a written or electronic agreement between the Company and the Awardee setting forth the terms of the Award.

    c. "Awardee" means the holder of an outstanding Award.

    d. "Board" means both the Board of Directors and the Committee.

    e. "Code" means the Internal Revenue Code of 1986, as amended.

    f. "Committee" means the Compensation Committee of the Board of Directors.

    g. "Company" means United Fire & Casualty Company, an Iowa corporation, and any successor thereto.

    h. "Continuous Status as an Employee" means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of sick leave, maternity leave, infant care leave, medical emergency leave, military leave, or any other leave of absence for which Continuous Status as an Employee is not considered interrupted in accordance with the Company's policies on such matters.

    i. "Conversion Options" means the Options described in Section 6(c).

    j. "Employee" means any person, including an officer, who is a common law employee of, receives remuneration for personal services to, and is on the payroll of, the Company or any Parent or Subsidiary of the Company.

    k. "Incentive Stock Option" means any Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

    l. "Maximum Annual Employee Award" shall have the meaning set forth in Section 5(b).

    m. "Merger Ratio" shall have the meaning set forth in Section 6(c).

n. "Nonqualified Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

o. "Option" means a stock option granted pursuant to Section 6.

p. "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

q. "Plan" means this United Fire & Casualty 2008 Stock Plan, formerly referred to as the United Fire & Casualty Company Nonqualified Employee Stock Option Plan, including any amendments thereto and restatements thereof.

r. "Share" means a common share of United Fire & Casualty Company, as adjusted in accordance with Section 14.

s. "SAR" means a stock appreciation right awarded pursuant to Section 8.

t. "Stand-Alone SARs" shall have the meaning set forth in Section 8.

u. "Stock Award" means a grant of Shares or of a right to receive Shares or their cash equivalent (or both) pursuant to Section 7.

v. "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

w. "Tandem SAR" shall have the meaning set forth in Section 8.

3. Shares Subject to the Plan. Subject to the provisions of Sections 14 and 16, the maximum aggregate number of Shares (increased, proportionately, upon any stock split, stock dividend, or similar event with respect to the Shares) that may be awarded and delivered under the Plan is 1,900,000. Subject to the provisions of the following sentence, if an Award should expire or become unexercisable for any reason without having been exercised in full, the undelivered Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future Awards under the Plan. Notwithstanding anything to the contrary contained herein, any Awards of Options that are transferred to a third party pursuant to a program under which the holder of certain Options may transfer such Options to such third party in exchange for cash or other consideration, shall be removed from the Plan and the Shares subject to such Awards shall not be available for re-grant under the Plan regardless of whether the transferred Options are exercised or expire without exercise.

4. Administration of the Plan.

a. Procedure. The Plan shall be administered by the Board of Directors.

b. Powers of the Board. Subject to the provisions of the Plan, the Board shall have the authority, in its discretion: (i) to grant Incentive Stock Options, Nonqualified Stock Options, Stock Awards, and SARs; (ii) to determine, in accordance with Section 11(b), the fair market value of the Shares; (iii) to determine, in accordance with Section 11(a), the exercise price per share of Awards to be granted; (iv) to determine the Employees to whom, and the time or times at which, Awards shall be granted and the number of Shares to be represented by each Award; (v) to interpret the Plan; (vi) to prescribe, amend, and rescind rules and regulations relating to the Plan; including the form of Award Agreement, and manner of acceptance of an Award, (vii) to determine the terms and provisions of each Award to be granted (which need not be identical) and, with the consent of the Awardee, modify or amend each Award; (viii) to authorize Conversion or substitution under the Plan of any or all Conversion Options; (ix) to accelerate or, with the consent of the Awardee, defer the exercise date of any Option; (x) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Award previously granted by the Board; and (xi) to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Board may, but need not, determine that an Award shall vest or be granted subject to the satisfaction of one or more performance goals. Performance goals for Awards will be determined by the Committee and will be designed to support the Company's business strategy and align executives' interests with customer and shareholder interests. For Awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code,

2

performance goals will be based on one or more of the following business criteria: premium volume, revenues, customer satisfaction, expenses, organizational health/productivity, earnings (which includes similar measurements such as net profits, operating profits, and net income, and which may be calculated before or after taxes, interest, depreciation, amortization or taxes), margins, cash flow, shareholder return, return on equity, return on assets, return on investments, working capital, and/or stock price. These criteria may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.

    c.   <u>Effect of Board's Decision</u>. All decisions, determinations, and interpretations of the Board shall be final and binding on all Employees and Awardees.

5.   <u>Eligibility</u>.

    a.   Awards may be granted to Employees and to persons to whom offers of employment as an Employee have been extended; provided that Incentive Stock Options may only be granted to Employees. Directors are not eligible to participate in the Plan unless they are Employees.

    b.   The maximum number of Shares with respect to which an Award or Awards may be granted to any Employee in any one taxable year of the Company (the "Maximum Annual Employee Award") shall not exceed 200,000 Shares for Options or SARs, or 100,000 Shares for Stock Awards (increased, in both cases proportionately, in the event of any stock split, stock dividend or similar event with respect to the Shares).   If an Option is in tandem with an SAR, such that the exercise of the Option or SAR with respect to a Share cancels the tandem SAR or Option right, respectively, with respect to each Share, the tandem Option and SAR rights with respect to each Share shall be counted as covering but one Share for purposes of the Maximum Annual Employee Award.

6.   <u>Options</u>.

    a.   Each Option shall be designated in the option agreement as either an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding such designations, to the extent that the aggregate fair market value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all plans of the Company) exceeds $100,000, such Options shall be treated as Nonqualified Stock Options.

    b.   For purposes of Section 6(a), Options shall be taken into account in the order in which they were granted, and the fair market value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

    c.   Options converted or substituted under the Plan for any or all outstanding stock options and stock appreciation rights held by employees or other option holders granted by entities subsequently acquired by the Company or a subsidiary or affiliate of the Company ("Conversion Options") shall be effective as of the close of the respective mergers and acquisitions of such entities by the Company. The Conversion Options may be Incentive Stock Options or Nonqualified Stock Options, as determined by the Committee; provided, however, that stock appreciation rights in the acquired entity shall only be converted to or substituted with Nonqualified Stock Options. The Conversion Options shall be options to purchase the number of Shares determined by multiplying the number of shares of the acquired entity's common stock underlying each such stock option or stock appreciation right immediately prior to the closing of such merger or acquisition by the number specified in the applicable merger or acquisition agreement for Conversion of each share of such entity's common stock to a Share (the "Merger Ratio"). Such Conversion Options shall be exercisable at an exercise price per Share (increased to the nearest whole cent) equal to the exercise price per share of the acquired entity's common stock under each such stock option or stock appreciation right immediately prior to closing divided by the Merger Ratio. No fractional Shares will be issued upon exercise of Conversion Options. In lieu of such issuance, the Shares issued pursuant to each such exercise shall be rounded to the closest whole Share. All other terms and conditions applicable to such stock options and stock appreciation rights prior to closing of the acquisition, including vesting, shall remain unchanged under the Conversion Options.

7. <u>Stock Awards</u>.

    a. Stock Awards may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. After the Committee determines that it will offer a Stock Award, it will advise the Awardee in writing or electronically, by means of an Award Agreement, of the terms, conditions and restrictions, including vesting, if any, related to the offer, including the number of Shares that the Awardee shall be entitled to receive or purchase, the price to be paid, if any, and, if applicable, the time within which the Awardee must accept the offer. The offer shall be accepted by execution of an Award Agreement in the manner determined by the Committee.

    b. Unless the Committee determines otherwise, the Award Agreement shall provide for the forfeiture of the non-vested Shares underlying such Stock Award upon the Awardee ceasing to be an Employee. To the extent that the Awardee purchased the Shares granted under such Stock Award and any such Shares remain non-vested at the time the Awardee ceases to be an Employee, the cessation of Employee status shall cause an immediate sale of such non-vested Shares to the Company at the original price per Share paid by the Awardee.

8. <u>SARs</u>.

    a. The Committee shall have the full power and authority, exercisable in its sole discretion, to grant SARs to selected Awardees. The Committee is authorized to grant both tandem stock appreciation rights ("Tandem SARs") and stand-alone stock appreciation rights ("Stand-Alone SARs") as described below.

    b. <u>Tandem SARs</u>.

        (i) Awardees may be granted a Tandem SAR, exercisable upon such terms and conditions as the Committee shall establish, to elect between the exercise of the underlying Section 6 Option or the surrender of the Option in exchange for a distribution from the Company in an amount equal to the excess of (A) the fair market value (on the Option surrender date) of the number of Shares in which the Awardee is at the time vested under the surrendered Option (or surrendered portion thereof) over (B) the aggregate exercise price payable for such vested Shares.

        (ii) No such Option surrender shall be effective unless it is approved by the Committee, either at the time of the actual Option surrender or at any earlier time. If the surrender is so approved, then the distributions to which the Awardee shall become entitled under this Section 8(b) may be made in Shares valued at fair market value on the Option surrender date, in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

        (iii) If the surrender of an Option is not approved by the Committee, then the Awardee shall retain whatever rights he or she had under the surrendered Option (or surrendered portion thereof) on the Option surrender date and may exercise such rights at any time prior to the later of (A) five (5) business days after the receipt of the rejection notice or (B) the last day on which the Option is otherwise exercisable in accordance with the terms of the instrument evidencing such Option, but in no event may such rights be exercised more than ten (10) years after the date of the Option grant.

    c. <u>Stand-Alone SARs</u>.

        (i) An Awardee may be granted a Stand-Alone SAR not tied to any underlying Option under Section 6. The Stand-Alone SAR shall cover a specified number of Shares and shall be exercisable upon such terms and conditions as the Committee shall establish. Upon exercise of the Stand-Alone SAR, the holder shall be entitled to receive a distribution from the Company in an amount equal to the excess of (A) the aggregate fair market value (on the exercise date) of the Shares underlying the exercised right over (B) the aggregate base price in effect for those Shares.

        (ii) The number of Shares underlying each Stand-Alone SAR and the base price in effect for those Shares shall be determined by the Committee at the time the Stand-Alone SAR is granted. In no event, however, may the base price per Share be less than the fair market value per underlying Share on the grant date.

(iii) The distribution with respect to an exercised Stand-Alone SAR may be made in Shares valued at fair market value on the exercise date, in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

d. The Shares underlying any SARs exercised under this Section 8 shall not be available for subsequent issuance under the Plan.

9. <u>Term of Plan</u>. The Plan was effective August 21, 1998. This restatement of the Plan is effective February 15, 2008, the date of its adoption by the Board of Directors, subject to approval by the shareholders of the Company, as provided in Section 21. The Plan shall continue in effect until terminated under Section 17.

10. <u>Term of Award; Vesting; Repricing</u>.

a. The term of each Award shall be no more than ten (10) years from the date of grant. However, in the case of an Incentive Stock Option granted to an Employee who, at the time the Option is granted, owns Shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Option shall be no more than five (5) years from the date of grant.

b. Each Award shall vest over a period of not more than five (5) years from the date of grant, provided, however, Awards that vest subject to the satisfaction of one or more performance goals may vest over a longer period of time.

c. No Award may be repriced, replaced, regranted through cancellation, or modified without approval of the shareholders of the Company (except in connection with an adjustment pursuant to Section 14) if the effect would be to reduce the exercise price for the Shares underlying such Award.

11. <u>Exercise Price and Consideration</u>.

a. The per Share exercise price under each Award shall be such price as is determined by the Board, subject to the following:

(i) In the case of an Incentive Stock Option granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the fair market value per Share on the date of grant. In the case of an Incentive Stock Option granted to any other Employee, the per Share exercise price shall be no less than 100% of the fair market value per Share on the date of grant.

(ii) Except for Conversion Options under Section 6(c), the per Share exercise price under a Nonqualified Stock Option or SAR shall be the fair market value per Share on the date of grant.

b. The fair market value per Share shall be the closing price per share of the Share on The NASDAQ Stock Market LLC ("Nasdaq") on the date of grant. If the Shares cease to be listed on NASDAQ, the Board shall designate an alternative method of determining the fair market value of the Shares.

c. Payment or provision for payment of the consideration to be paid for the Shares to be issued upon exercise of an Award shall be made as follows:

(i) The Awardee shall deliver to the Company at the Company's principal office payment in United States currency in an amount equal to the exercise price; or

(ii) The Awardee shall tender to the Company, by either actual delivery of certificates or by attestation, Shares already owned by the Awardee that, together with any cash tendered therewith, have an aggregate fair market value (determined based on the Fair Market Value of a Share on the exercise date) equal to the exercise price; or

(iii)   The Awardee shall deliver to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds necessary to pay the exercise price and to sell the Shares (or a sufficient portion of the Shares) to be issued upon exercise of the Award to pay the exercise price and any tax withholding resulting from such exercise and deliver the remaining cash proceeds, less commissions and brokerage fees, or the remaining Shares to the Awardee.

Notwithstanding the foregoing provisions, the Committee may limit the methods by which an Awardee may exercise an Award.

d.   Prior to issuance of the Shares upon exercise of an Award, the Awardee shall pay any federal, state, and local income and employment tax withholding obligations applicable to such Award. If an Awardee is an officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934, he or she may elect to pay such withholding tax obligations by having the Company withhold Shares having a value equal to the amount required to be withheld, and any Award under the Plan may permit or require that such withholding tax obligations be paid by having the Company withhold Shares having a value equal to the amount required to be withheld. The value of the Shares to be withheld shall equal the fair market value of the Shares on the day the Award is exercised. The right of an officer to dispose of Shares to the Company in satisfaction of withholding tax obligations shall be deemed to be approved as part of the initial grant of an Award, unless thereafter rescinded, and shall otherwise be made in compliance with Rule 16b-3 and other applicable regulations, and any Award under the Plan may permit or require that such withholding tax obligations be paid by having the Company withhold Shares having a value equal to the amount required to be withheld.

12.   Exercise of Award.

a.   <u>Procedure for Exercise; Rights as a Shareholder</u>. Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Board at the time of grant, and as shall be permissible under the terms of the Plan.

An Award may not be exercised for fewer than the lesser of ten Shares or the amount of Shares subject to the Award. An Award may not be exercised for a fraction of a Share.

An Award shall be deemed to be exercised when written or electronic notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been received by the Company. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under Section 11(c). Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the share certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to the Award, notwithstanding the exercise of the Award. The Company shall issue (or cause to be issued) such share certificate promptly upon exercise of the Award. If the exercise of an Award is treated in part as the exercise of an Incentive Stock Option and in part as the exercise of a Nonqualified Stock Option pursuant to Section 6(a), the Company shall issue a share certificate evidencing the Shares treated as acquired upon the exercise of an Incentive Stock Option and a separate share certificate evidencing the Shares treated as acquired upon the exercise of a Nonqualified Stock Option, and shall identify each such certificate accordingly in its share transfer records. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 14.

Exercise of an Award in any manner and delivery of the Shares subject to such Award shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Award, by the number of Shares as to which the Award is exercised.

b.   <u>Termination of Status as an Employee</u>. Upon termination of an Awardee's Continuous Status as an Employee, such Awardee may exercise his or her rights under any outstanding Awards to the extent exercisable on the date of termination (but in no event later than the date of expiration of the term of such Award as set forth in the Award Agreement). To the extent that the Awardee was not entitled to exercise his or her rights under such Awards at the date of such termination, or does not exercise such rights within the time specified in the individual Award Agreements, the Awards shall terminate.

c. <u>Disability of Awardee</u>. Notwithstanding the provisions of Section 12(b), in the event of termination of an Awardee's Continuous Status as an Employee as a result of total and permanent disability (i.e., the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of twelve (12) months), the Awardee will vest in the Award, but only to the extent of the vesting that would have occurred had the Awardee remained in Continuous Status as an Employee for a period of twelve (12) months after the date on which the Employee ceased performing services as a result of the total and permanent disability. An Option or SAR that is vested pursuant to this Section 12(c) must be exercised within eighteen (18) months (or such shorter time as is specified in the grant) from the date on which the Employee ceased performing services as a result of the total and permanent disability (but in no event later than the date of expiration of the term of such Option or SAR as set forth in the Award Agreement). To the extent that the Awardee was not entitled to exercise such Option or SAR within the time specified herein, the Award shall terminate.

d. <u>Death of Awardee</u>. Notwithstanding the provisions of Section 12(b), in the event of the death of an Awardee:

    (i)   who is at the time of death an Employee, the Award will vest, but only to the extent of the vesting that would have occurred had the Awardee continued living and remained in Continuous Status as an Employee twelve (12) months following the date of death. An Option or SAR that is vested pursuant to this Section 12(d)(i) may be exercised at any time within twelve (12) months following the date of death by the Awardee's estate or by a person who acquired the right to exercise the Award by bequest or inheritance; or

    (ii)   whose Option or SAR has not yet expired but whose Continuous Status as an Employee terminated prior to the date of death, the Option or SAR may be exercised, at any time within twelve (12) months following the date of death, by the Awardee's estate or by a person who acquired the right to exercise the Option or SAR by bequest or inheritance, but only to the extent of the right to exercise that had vested at the date of termination.

e. Notwithstanding subsections (b), (c), and (d) of this Section 12, the Board shall have the authority to extend the expiration date of any outstanding Option in circumstances in which it deems such action to be appropriate (provided that no such extension shall extend the term of an Award beyond the date on which the Award would have expired if no termination of the Employee's Continuous Status as an Employee had occurred).

13. <u>Non-Transferability of Awards</u>. An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Awardee, only by the Awardee; provided that the Board may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability.

14. <u>Adjustments to Shares Subject to the Plan</u>.

The number of Shares covered by each outstanding Award, the Maximum Annual Employee Award and the number of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or that have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per Share covered by each such outstanding Award, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

In the event of the proposed dissolution or liquidation of the Company, the Award will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that any Award shall terminate as of a date fixed by the Board and give each

Awardee the right to exercise an Award as to all or any part of the Shares subject to an Award, including Shares as to which the Award would not otherwise be exercisable. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each Award shall be assumed or an equivalent Award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the Award or to substitute an equivalent Award, in which case the Board shall, in lieu of such assumption or substitution, provide for the Awardee to have the right to exercise the Award as to all of the Shares subject to Awards, including Shares as to which the Award would not otherwise be exercisable. If the Board makes an Award fully exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the Awardee that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Award will terminate upon the expiration of such period.

15. <u>Time of Granting Awards</u>. The date of grant of an Award shall, for all purposes, be the date on which the Company completes the corporate action relating to the grant of such Award and all conditions to the grant have been satisfied, provided that conditions to the grant, exercise, or vesting of an Award shall not defer the date of grant. Notice of a grant shall be given to each Employee to whom an Award is so granted within a reasonable time after the determination has been made.

16. <u>Substitutions and Assumptions</u>. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies, provided such substitutions and assumptions are permitted by Section 424 of the Code and the regulations promulgated thereunder. The number of Shares reserved pursuant to Section 3 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

17. <u>Amendment and Termination of the Plan</u>.

   a. <u>Amendment and Termination</u>. The Board may amend or terminate the Plan from time to time in such respects as the Board may deem advisable (including, but not limited to amendments that the Board deems appropriate to enhance the Company's ability to claim deductions related to stock option exercises); provided that any increase in the number of Shares subject to the Plan, other than in connection with an adjustment under Section 14, and any amendment described in Section 10(c), shall require approval of or ratification by the shareholders of the Company.

   b. <u>Effect of Amendment or Termination</u>. Any such amendment or termination of the Plan shall not affect Awards already granted and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Awardee and the Board, which agreement must be in writing and signed by the Awardee and the Company.

18. <u>Conditions upon Issuance of Shares</u>. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

19. <u>Reservation of Shares</u>. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. <u>No Employment/Service Rights</u>. Nothing in the Plan shall confer upon any Employee the right to an Award or to continue in service as an Employee for any period of specific duration, or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining such person), or of any Employee or Awardee, which rights are hereby expressly reserved by each, to terminate such person's services at any time for any reason, with or without cause.

21. <u>Shareholder Approval</u>. The Plan, as amended and restated, is subject to approval by the shareholders of the Company.

Approved by shareholders May 21, 2008.

EXHIBIT 99.2

 STOCK AWARD AGREEMENT UNDER
UNITED FIRE & CASUALTY COMPANY
2008 STOCK PLAN

Award Number [xxx]

1. Award of Stock Awards. United Fire & Casualty Company (hereinafter the "Company"), in the exercise of its sole discretion pursuant to the United Fire & Casualty 2008 Stock Plan (the "Plan"), does on [Date] (the "Award Date") hereby award to [NAME] (the "Awardee") [Number of Stock Awards] Stock Awards ("SAs") upon the terms and subject to the conditions hereinafter contained. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan. SAs represent the Company's unfunded and unsecured promise to issue Shares at a future date, subject to the terms of this Award Agreement and the Plan. The Awardee has no rights under the SAs other than the rights of a general unsecured creditor of the Company.

2. Vesting Schedule and Conversion of SAs.

    a. Subject to the terms of this Award Agreement and the Plan and provided that the Awardee remains in Continuous Status as an Employee throughout the five year period beginning with the Award Date, the SAs shall vest and be converted into an equivalent number of Shares that will be distributed to the Awardee (provided that fractional SAs shall be converted into Shares as set out in Section 8(c) of this Award Agreement) 100% on the date that is five (5) years from the Award Date.

    b. THE AWARDEE'S RIGHTS IN THE SAS SHALL BE AFFECTED, WITH REGARD TO BOTH VESTING SCHEDULE AND TERMINATION, BY LEAVES OF ABSENCE, CHANGES IN THE NUMBER OF HOURS WORKED, PARTIAL DISABILITY, AND OTHER CHANGES IN AWARDEE'S EMPLOYMENT STATUS AS PROVIDED IN THE COMPANY'S CURRENT POLICIES IN SUCH MATTERS. THESE POLICIES MAY CHANGE FROM TIME TO TIME WITHOUT NOTICE IN THE COMPANY'S SOLE DISCRETION, AND AWARDEE'S RIGHTS WILL BE GOVERNED BY THE POLICIES IN EFFECT AT THE TIME OF ANY EMPLOYMENT STATUS CHANGE. CONTACT HUMAN RESOURCES FOR A COPY OF THE MOST CURRENT POLICY STATEMENT AT ANY POINT IN TIME.

3. Termination. Unless terminated earlier under Section 4, 5, or 6 below, the Awardee's rights under this Award Agreement with respect to the SAs issued under this Award Agreement shall terminate at the time such SAs are converted into Shares.

4. Termination of the Awardee's Status as an Employee. Except as otherwise specified in Section 5 and 6 below, upon termination of the Awardee's Continuous Status as an Employee (as such term is defined in Section 2(h) of the Plan), the Awardee's rights under this Award Agreement in any unvested SAs shall terminate. For the avoidance of doubt, the Awardee's Continuous Status as an Employee terminates at the time the Awardee's actual employer ceases to be the Company or a Subsidiary of the Company, as that term is defined in Section 2(v) of the Plan, and as further described in Section 10(g) of this Award Agreement.

5. Disability of the Awardee. Notwithstanding the provisions of Section 4 above, upon termination of the Awardee's Continuous Status as an Employee as a result of total and permanent disability (as such term is defined in Section 12(c) of the Plan), the vesting date for the SAs, set out in Section 2(a), above, shall accelerate by twelve (12) months as of such date of termination. If the Awardee's disability originally required the Awardee to take a short-term disability leave that was later converted into long-term disability, then for the purposes of the preceding sentence, the date on which the Awardee ceased performing services shall be deemed to be the date of commencement of the short-term disability leave. The Awardee's rights in any unvested SAs that remain unvested after the application of this Section 5 shall terminate at the time the Awardee ceases to be in Continuous Status as an Employee.

6. Death of Awardee. Notwithstanding the provisions of Section 4 above, upon the death of the Awardee:

    a. If the Awardee is, at the time of death, in Continuous Status as an Employee, the vesting date for the SAs, set out in Section 2(a) above, shall accelerate by twelve (12) months as of the date of death; and

    b. The Awardee's rights in any unvested SAs that remain after the application of Section 6(a) shall terminate at the time of the Awardee's death.

7. <u>Value of Unvested SAs</u>. In consideration of the award of these SAs, the Awardee agrees that upon and following termination of the Awardee's Continuous Status as an Employee for any reason (whether or not in breach of applicable laws) and regardless of whether the Awardee is terminated with or without cause, notice, or pre-termination procedure or whether the Awardee asserts or prevails on a claim that the Awardee's employment was terminable only for cause or only with notice or pre-termination procedure, any unvested SAs under this Award Agreement shall be deemed to have a value of zero dollars ($0.00).

8. <u>Conversion of SAs to Shares; Responsibility for Taxes</u>.

   a. Provided the Awardee has satisfied the requirements of Section 8(b) below, on the vesting of any SAs, such vested SAs shall be converted into an equivalent number of Shares that will be distributed to the Awardee or, in the event of the Awardee's death, to the Awardee's legal representative, as soon as practicable. The distribution to the Awardee, or in the case of the Awardee's death, to the Awardee's legal representative, of Shares in respect of the vested SAs shall be evidenced by a stock certificate, appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company, or other appropriate means as determined by the Company. If ownership or issuance of Shares is not feasible due to applicable exchange controls, securities regulations, tax laws, or other provisions of applicable law, as determined by the Company in its sole discretion, the Awardee, or in the event of the Awardee's death, the Awardee's legal representative, shall receive cash proceeds in an amount equal to the value of the Shares otherwise distributable to the Awardee, net of the satisfaction of the requirements of Section 8(b) below.

   b. Regardless of any action the Company or the Awardee's actual employer takes with respect to any or all income tax (including federal, state and local taxes), social insurance, payroll tax or other tax-related withholding ("Tax Related Items"), the Awardee acknowledges that the ultimate liability for all Tax Related Items legally due by the Awardee is and remains the Awardee's responsibility and that the Company and/or the Awardee's actual employer (i) make no representations or undertakings regarding the treatment of any Tax Related Items in connection with any aspect of the SAs, including the grant of the SAs, the vesting of SAs, the conversion of the SAs into Shares or the receipt of an equivalent cash payment, the subsequent sale of any Shares acquired at vesting and the receipt of any dividends, and (ii) do not commit to structure the terms of the grant or any aspect of the SAs to reduce or eliminate the Awardee's liability for Tax Related Items.

   Prior to the issuance of Shares upon vesting of SAs or the receipt of an equivalent cash payment as provided in Section 8(a) above, Awardee shall pay, or make adequate arrangements satisfactory to the Company or to the Awardee's actual employer (in their sole discretion) to satisfy all withholding obligations of the Company and/or the Awardee's actual employer. In this regard, Awardee authorizes the Company or the Awardee's actual employer to withhold all applicable Tax Related Items legally payable by Awardee from Awardee's wages or other cash compensation payable to Awardee by the Company or the Awardee's actual employer. Alternatively, or in addition, if permissible under applicable law, the Company or the Awardee's actual employer may, in their sole discretion, (i) sell or arrange for the sale of Shares to be issued on the vesting of SAs to satisfy the withholding obligation, and/or (ii) withhold in Shares, provided that the Company and the Awardee's actual employer shall withhold only the amount of shares necessary to satisfy the minimum withholding amount. The Awardee shall pay to the Company or to the Awardee's actual employer any amount of Tax Related Items that the Company or the Awardee's actual employer may be required to withhold as a result of Awardee's receipt of SAs, the vesting of SAs, or the conversion of vested SAs to Shares that cannot be satisfied by the means previously described. Except where applicable legal or regulatory provisions prohibit, the standard process for the payment of the Awardee's Tax Related Items shall be for the Company or the Awardee's actual employer to withhold in Shares only to the amount of shares necessary to satisfy the minimum withholding amount. The Company may refuse to deliver Shares to Awardee if Awardee fails to comply with Awardee's obligation in connection with the Tax Related Items as described herein.

   c. In lieu of issuing fractional Shares, on the vesting of a fraction of a SA, the Company shall round the shares to the nearest whole share and any such share which represents a fraction of a SA will be included in a subsequent vest date.

   d. Until the distribution to Awardee of the Shares in respect to the vested SAs is evidenced by a stock certificate, appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company, or other appropriate means, the Awardee shall have no right to vote or receive dividends or any other rights as a shareholder with respect to such Shares, notwithstanding the vesting of SAs. The Company shall cause such distribution to Awardee to occur promptly upon the vesting of SAs. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Awardee is recorded as the owner of the Shares, except as provided in Section 14 of the Plan.

e. By accepting the Award of SAs evidenced by this Award Agreement, the Awardee agrees not to sell any of the Shares received on account of vested SAs at a time when applicable laws or Company policies prohibit a sale. This restriction shall apply so long as Awardee is an Employee of the Company or a Subsidiary of the Company.

9. <u>Non-Transferability of SAs</u>. The Awardee's right in the SAs awarded under this Award Agreement and any interest therein may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by will or by the laws of descent or distribution, prior to the distribution of the Shares in respect of such SAs. SAs shall not be subject to execution, attachment, or other process.

10. <u>Acknowledgment of Nature of Plan and SAs</u>. In accepting the Award, the Awardee acknowledges that:

    a. The Plan is established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, as provided in the Plan;

    b. The Award of SAs is voluntary and occasional and does not create any contractual or other right to receive future awards of SAs or benefits in lieu of SAs even if SAs have been awarded repeatedly in the past;

    c. All decisions with respect to future awards, if any, will be at the sole discretion of the Company;

    d. The Awardee's participation in the Plan is voluntary;

    e. The future value of the underlying Shares is unknown and cannot be predicted with certainty;

    f. If Awardee receives Shares, the value of such Shares acquired on vesting of SAs may increase or decrease in value;

    g. Notwithstanding any terms or conditions of the Plan to the contrary and consistent with Section 4, above, upon involuntary termination of the Awardee's employment (whether or not in breach of applicable laws), (1) the Awardee's right to receive SAs and vest under the Plan, if any, will terminate effective as of the date that the Awardee is no longer actively employed and will not be extended by any notice period mandated under applicable law, (2) the Awardee's right to receive Shares pursuant to the SAs after termination of employment, if any, will be measured by the date of termination of Awardee's active employment and will not be extended by any notice period mandated under applicable law, and (3) the Committee shall have the exclusive discretion to determine when the Awardee is no longer actively employed for purposes of the award of SAs; and

    h. The Awardee acknowledges and agrees that, regardless of whether the Awardee is terminated with or without cause, notice, or pre-termination procedure or whether the Awardee asserts or prevails on a claim that Awardee's employment was terminable only for cause or only with notice or pre-termination procedure, the Awardee has no right to, and will not bring any legal claim or action for, (1) any damages for any portion of the SAs that have been vested and converted into Shares, or (2) termination of any unvested SAs under this Award Agreement.

11. <u>No Employment Right</u>. The Awardee acknowledges that neither the fact of this Award of SAs nor any provision of this Award Agreement or the Plan or the policies adopted pursuant to the Plan shall confer upon the Awardee any right with respect to employment or continuation of current employment with the Company or with the Awardee's actual employer, or to employment that is not terminable at will. The Awardee further acknowledges and agrees that neither the Plan nor this Award of SAs makes the Awardee's employment with the Company or the Awardee's actual employer for any minimum or fixed period, and that such employment is subject to the mutual consent of the Awardee and the Company or the Awardee's actual employer, and may be terminated by either the Awardee or the Company or the Awardee's actual employer at any time, for any reason or no reason, with or without cause or notice or any kind of pre- or post-termination warning, discipline, or procedure.

12. <u>Administration</u>. The authority to manage and control the operation and administration of this Award Agreement shall be vested in the Board and the Committee (as such terms are defined in Sections 2(d) and 2(f) of the Plan), and the Board and the Committee shall have all powers and discretion with respect to this Award Agreement as it has with respect to the Plan. Any interpretation of the Award Agreement by the Board or the Committee and any decision made by the Board or the Committee with respect to the Award Agreement shall be final and binding on all parties.

13. <u>Plan Governs</u>. Notwithstanding anything in this Award Agreement to the contrary, the terms of this Award Agreement shall be subject to the terms of the Plan, and this Award Agreement is subject to all interpretations, amendments, rules, and regulations promulgated by the Board or the Committee from time to time pursuant to the Plan.

14. <u>Notices</u>. Any written notices provided for in this Award Agreement that are sent by mail shall be deemed received three business days after mailing, but not later than the date of actual receipt. Notices shall be directed, if to the Awardee, at the Awardee's address indicated by the Company's records and, if to the Company, at the Company's principal executive office.

15. <u>Electronic Delivery</u>. The Company may, in its sole discretion, decide to deliver any documents related to SAs awarded under the Plan or future SAs that may be awarded under the Plan by electronic means or request the Awardee's consent to participate in the Plan by electronic means. The Awardee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

16. <u>Acknowledgment</u>. By the Awardee's acceptance as evidenced below, the Awardee acknowledges that the Awardee has received and has read, understood, and accepted all the terms, conditions, and restrictions of this Award Agreement, the Plan, and the current policies referenced in Section 2(b) of this Award Agreement. The Awardee understands and agrees that this Award Agreement is subject to all the terms, conditions, and restrictions stated in this Award Agreement and in the other documents referenced in the preceding sentence, as the latter may be amended from time to time in the Company's sole discretion. The Awardee further acknowledges that the Awardee must accept this Award Agreement in the manner prescribed by the Company no later than the earlier of the first anniversary of Award Date or the first vesting date specified in Section 2 of this Award Agreement.

17. <u>Board Approval</u>. These SAs have been awarded pursuant to the Plan and accordingly this Award of SAs is subject to approval by an authorized committee of the Board of Directors. If this Award of SAs has not already been approved, the Company agrees to submit this Award for approval as soon as practical. If such approval is not obtained, this award is null and void.

18. <u>Governing Law</u>. This Award Agreement shall be governed by the laws of the State of Iowa, without regard to Iowa laws that might cause other law to govern under applicable principles of conflicts of law.

19. <u>Severability</u>. If one or more of the provisions of this Award Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and the invalid, illegal, or unenforceable provisions shall be deemed null and void; however, to the extent permissible by law, any provisions that could be deemed null and void shall first be construed, interpreted, or revised retroactively to permit this Award Agreement to be construed so as to foster the intent of this Award Agreement and the Plan.

20. <u>Complete Award Agreement and Amendment</u>. This Award Agreement and the Plan constitute the entire agreement between the Awardee and the Company regarding these SAs. Any prior agreements, commitments or negotiations concerning these SAs are superseded. This Award Agreement may be amended only by written agreement of the Awardee and the Company, without consent of any other person. The Awardee agrees not to rely on any oral information regarding this Award of SAs or any written materials not identified in this Section 20.

Executed at Cedar Rapids, Iowa on the day and year first above written.

UNITED FIRE & CASUALTY COMPANY

BY _____

Name/Title _____, _____

AWARDEE'S ACCEPTANCE:

I have read and fully understood this Award Agreement and, as referenced in Section 16 above, I accept and agree to be bound by all of the terms, conditions, and restrictions contained in this Award Agreement and the other documents referenced in it.

AWARDEE

Date: _____   _____

Print Name: _____

EXHIBIT 99.3



NON-QUALIFIED STOCK OPTION AGREEMENT
FOR THE PURCHASE OF STOCK UNDER THE
UNITED FIRE & CASUALTY COMPANY
2008 STOCK PLAN

Grant Number [xxx]

1. <u>Grant of Option</u>. United Fire & Casualty Company (hereinafter the "Company"), in the exercise of its sole discretion pursuant to the United Fire & Casualty 2008 Stock Plan (the "Plan"), does on [Date] (the "Grant Date") hereby grant to [Name] (the "Optionee") the option to purchase [Number of shares] shares of the common stock of the Company for a price of [$Price] per share upon the terms and subject to the conditions hereinafter contained. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan. This agreement is not intended to be an incentive stock option agreement as defined in Section 422 of the Code.

2. <u>Vesting Schedule</u>.

   a. Subject to the terms of this Award Agreement and the Plan and provided that the Awardee remains continuously employed throughout the vesting periods set out below, the right to exercise this option shall vest as follows:

Vesting Date	Annual Percentage of Vesting
[Time period] from the Award Date	[%]
[Time period] from the Award Date	[%]
[Time period] from the Award Date	[%]
[Time period] from the Award Date	[%]
[Time period] from the Award Date	[%]

   b. THIS OPTION WILL BE AFFECTED, WITH REGARD TO BOTH VESTING SCHEDULE AND TERMINATION, BY LEAVES OF ABSENCE, CHANGES IN THE NUMBER OF HOURS WORKED, PARTIAL DISABILITY, AND OTHER CHANGES IN THE OPTIONEE'S EMPLOYMENT STATUS AS PROVIDED IN THE COMPANY'S CURRENT POLICIES IN SUCH MATTERS. THESE POLICIES MAY CHANGE FROM TIME TO TIME WITHOUT NOTICE IN THE COMPANY'S SOLE DISCRETION, AND THE OPTIONEE'S RIGHTS WILL BE GOVERNED BY THE POLICIES IN EFFECT AT THE TIME OF ANY EMPLOYMENT STATUS CHANGE. CONTACT HUMAN RESOURCES FOR A COPY OF THE MOST CURRENT POLICY STATEMENT AT ANY POINT IN TIME.

3. <u>Expiration Date</u>. This option shall expire ten (10) years from the Grant Date.

4. <u>Termination of Optionee's Status as an Employee</u>. Upon termination of the Optionee's Continuous Status as an Employee (as such term is defined in the Plan), the Optionee may exercise this option to the extent exercisable on the date of termination. Such exercise must occur within [Number] months after the date of such termination (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above). To the extent that the Optionee does not exercise this option within the time specified in this Section 4, this option shall terminate.

5. <u>Disability of Optionee</u>. Notwithstanding the provisions of Section 4 above, upon termination of the Optionee's Continuous Status as an Employee as a result of total and permanent disability (as such term is defined in the Plan), the Optionee may exercise this option, but only to the extent of the right to exercise that would have accrued had the Optionee remained in Continuous Status as an Employee for a period of twelve (12) months after the date on which the Optionee ceased working as a result of the total and permanent disability. If the Optionee's disability originally

required him or her to take a short-term disability leave that was later converted into long-term disability, then for the purposes of the preceding sentence the date on which Optionee ceased working shall be deemed to be the date of commencement of the short-term disability leave. Such exercise must occur within eighteen (18) months from the date on which the Optionee ceased working as a result of the total and permanent disability (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above). To the extent that the Optionee does not exercise this option within the time specified in this Section 5, this option shall terminate.

6. <u>Death of Optionee</u>. Notwithstanding the provisions of Section 4 above, upon the death of the Optionee:

   a. If the Optionee is, at the time of death, an employee of the Company, this option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above), by the Optionee's estate or by a person who acquired the right to exercise this option by bequest or inheritance, but only to the extent of the right to exercise that would have accrued had Optionee continued living and remained in Continuous Status as an Employee for twelve (12) months after the date of death; or

   b. If, at the time of death, this option has not yet expired but Optionee's Continuous Status as an Employee terminated prior to the date of death, this option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above), by the Optionee's estate or by a person who acquired the right to exercise this option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of termination.

   c. To the extent that this option is not exercised by an authorized representative of Optionee within the time specified in this Section 6, this option shall terminate.

7. <u>Value of Unvested Options</u>. In consideration of the grant of this option, the Optionee agrees that upon and following termination of the Optionee's Continuous Status as an Employee for any reason, and regardless of whether Optionee is terminated with or without cause, notice, or pre-termination procedure or whether Optionee asserts or prevails on a claim that Optionee's employment was terminable only for cause or only with notice or pre-termination procedure, any unvested portion of this option shall be deemed to have a value of zero dollars ($0.00).

8. <u>Exercise of Option</u>.

   a. The Optionee shall indicate the intention to exercise this option by notifying the Company electronically, telephonically, or in writing of the intention to do so, indicating the number of shares the Optionee intends to purchase. Payment sufficient to cover the aggregate option exercise price and any federal, state, and local taxes required to be withheld by the Company must accompany the notice of exercise, in one of the three acceptable forms listed in the first sentence of Section 8(b) below.

   b. Payment of the option exercise price may be made by cash, by check, or by instructing a broker to promptly deliver to the Company the amount of sale proceeds necessary to pay the aggregate exercise price, all in accordance with Section 11(c) of the Plan. If the Optionee is an officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Optionee may in addition be allowed to pay all or part of the exercise price with shares of the Company's common stock which, as of the exercise date, the officer has owned for six (6) months or more. Shares used by officers to pay the exercise price shall be valued at their fair market value on the exercise date.

   c. Prior to the issuance of shares upon exercise of this option, the Optionee shall pay any federal, state, and local income and employment tax withholding obligations applicable to such exercise. If the Optionee is an officer of the Company within the meaning of Section 16 of the Exchange Act, the Optionee may elect to pay such withholding tax obligations by having the Company withhold shares of the Company's common stock having a value equal to the amount required to be withheld. Such an election shall be made in accordance with Section 11(d) of the Plan.

   d. This option may not be exercised for a fraction of a share or for fewer than the lesser of ten Shares or the amount of shares subject to this option.

   e. An exercise of this option shall be deemed to have occurred upon the satisfaction of the requirements of subsections (a), (b), and (c) of this Section 8. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing the shares as to which this option was exercised, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to such shares, notwithstanding the exercise of this option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of this option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 14 of the Plan.

9. <u>Non-Transferability of Option</u>. This option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

10. <u>No Employment Right</u>. The Optionee acknowledges that neither the fact of this option grant nor any provision of this option Agreement or the Plan or the policies adopted pursuant to the Plan shall confer upon the Optionee any right with respect to continuation of employment with the Company or to employment that is not terminable at will. The Optionee further acknowledges and agrees that the Optionee's employment with the Company is not for any minimum or fixed period, is subject to the mutual consent of the Optionee and the Company, and may be terminated by either the Optionee or the Company at any time, for any reason or no reason, with or without cause or notice or any kind of pre- or post-termination warning, discipline or procedure.

11. <u>No Right to Damages</u>. The Optionee acknowledges and agrees that, regardless of whether the Optionee is terminated with or without cause, notice or pre-termination procedure or whether the Optionee asserts or prevails on a claim that the Optionee's employment was terminable only for cause or only with notice or pre-termination procedure, the Optionee has no right to, and will not bring any legal claim or action for, any damages for (a) having to exercise any vested portion of this option within any period after termination as specified in Section 4 or (b) cancellation of any unvested, or vested but unexercised, portion of this option.

12. <u>Acknowledgment</u>. By the Optionee's acceptance below, the Optionee acknowledges that the Optionee has received and has read, understood, and accepted all the terms, conditions, and restrictions of this Agreement, the Plan, and the current policies referenced in paragraph 2(b) of this Agreement. The Optionee understands and agrees that this option is subject to all the terms, conditions, and restrictions stated in this Agreement and in the other documents referenced in the preceding sentence, as the latter may be amended from time to time in the Company's sole discretion.

13. <u>Board Approval</u>. This option has been granted pursuant to the Plan and accordingly is subject to approval by an authorized committee of the Board of Directors. If this option has not already been approved, the Company agrees to submit this grant for approval as soon as practical. If such approval is not obtained, this award is null and void.

14. <u>Governing Law</u>. This option shall be governed by the laws of the state of Iowa.

Executed at Cedar Rapids, Iowa on the day and year first above written.

UNITED FIRE & CASUALTY COMPANY

BY _____

Name/Title _____, _____

OPTIONEE'S ACCEPTANCE:

I have read and fully understood this option Agreement and, as referenced in Section 12 above, I accept and agree to be bound by all of the terms, conditions, and restrictions contained in this option Agreement and the other documents referenced in it.

OPTIONEE

Date: _____

_____

Print Name: _____

EXHIBIT 99.4



INCENTIVE STOCK OPTION AGREEMENT
FOR THE PURCHASE OF STOCK UNDER THE
UNITED FIRE & CASUALTY COMPANY
2008 STOCK PLAN

Grant Number [xxx]

1. Grant of Option. United Fire & Casualty Company (hereinafter the "Company"), in the exercise of its sole discretion pursuant to the United Fire & Casualty 2008 Stock Plan (the "Plan"), does on [Date] (the "Grant Date") hereby grant to [Name] (the "Optionee") the option to purchase [Number of Shares] shares of the common stock of the Company for a price of[$ Price] per share upon the terms and subject to the conditions hereinafter contained. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan. This agreement is intended to be an incentive stock option agreement as defined in Section 422 of the Code.

2. Vesting Schedule.

    a. Subject to the terms of this Award Agreement and the Plan and provided that the Awardee remains continuously employed throughout the vesting periods set out below, the right to exercise this option shall vest as follows:

Vesting Date	Annual Percentage of Vesting
One (1) year from the Award Date	20%
Two (2) years from the Award Date	20%
Three (3) years from the Award Date	20%
Four (4) years from the Award Date	20%
Five (5) years from the Award Date	20%

    b. THIS OPTION WILL BE AFFECTED, WITH REGARD TO BOTH VESTING SCHEDULE AND TERMINATION, BY LEAVES OF ABSENCE, CHANGES IN THE NUMBER OF HOURS WORKED, PARTIAL DISABILITY, AND OTHER CHANGES IN THE OPTIONEE'S EMPLOYMENT STATUS AS PROVIDED IN THE COMPANY'S CURRENT POLICIES IN SUCH MATTERS. THESE POLICIES MAY CHANGE FROM TIME TO TIME WITHOUT NOTICE IN THE COMPANY'S SOLE DISCRETION, AND THE OPTIONEE'S RIGHTS WILL BE GOVERNED BY THE POLICIES IN EFFECT AT THE TIME OF ANY EMPLOYMENT STATUS CHANGE. CONTACT HUMAN RESOURCES FOR A COPY OF THE MOST CURRENT POLICY STATEMENT AT ANY POINT IN TIME.

3. Expiration Date. This option shall expire ten (10) years from the Grant Date.

4. Termination of Optionee's Status as an Employee. Upon termination of the Optionee's Continuous Status as an Employee (as such term is defined in the Plan), the Optionee may exercise this option to the extent exercisable on the date of termination. Except as provided in Section 5, such exercise must occur within [Number] months after the date of such termination (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above). To the extent that the Optionee does not exercise this option within the time specified in this Section 4, this option shall terminate.

5. Disability of Optionee. Notwithstanding the provisions of Section 4 above, upon termination of the Optionee's Continuous Status as an Employee as a result of total and permanent disability (as such term is defined in the Plan), the Optionee may exercise this option, but only to the extent of the right to exercise that would have accrued had the Optionee remained in Continuous Status as an Employee for a period of twelve (12) months after the date on which

the Optionee ceased working as a result of the total and permanent disability. If the Optionee's disability originally required him or her to take a short-term disability leave that was later converted into long-term disability, then for the purposes of the preceding sentence the date on which Optionee ceased working shall be deemed to be the date of commencement of the short-term disability leave. Such exercise must occur within twelve (12) months from the date on which the Optionee ceased working as a result of the total and permanent disability (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above). To the extent that the Optionee does not exercise this option within the time specified in this Section 5, this option shall terminate.

6. <u>Death of Optionee</u>. Notwithstanding the provisions of Section 4 above, upon the death of the Optionee:

    a. If the Optionee is, at the time of death, an employee of the Company, this option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above), by the Optionee's estate or by a person who acquired the right to exercise this option by bequest or inheritance, but only to the extent of the right to exercise that would have accrued had Optionee continued living and remained in Continuous Status as an Employee for twelve (12) months after the date of death; or

    b. If, at the time of death, this option has not yet expired but Optionee's Continuous Status as an Employee terminated prior to the date of death, this option may be exercised, at any time within twelve (12) months following the date of death (but in no event later than the date of expiration of the term of this option as set forth in Section 3 above), by the Optionee's estate or by a person who acquired the right to exercise this option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of termination.

    c. To the extent that this option is not exercised by an authorized representative of Optionee within the time specified in this Section 6, this option shall terminate.

7. <u>Value of Unvested Options</u>. In consideration of the grant of this option, the Optionee agrees that upon and following termination of the Optionee's Continuous Status as an Employee for any reason, and regardless of whether Optionee is terminated with or without cause, notice, or pre-termination procedure or whether Optionee asserts or prevails on a claim that Optionee's employment was terminable only for cause or only with notice or pre-termination procedure, any unvested portion of this option shall be deemed to have a value of zero dollars ($0.00).

8. <u>Exercise of Option</u>.

    a. The Optionee shall indicate the intention to exercise this option by notifying the Company electronically, telephonically, or in writing of the intention to do so, indicating the number of shares the Optionee intends to purchase. Payment sufficient to cover the aggregate option exercise price and any federal, state, and local taxes required to be withheld by the Company must accompany the notice of exercise, in one of the three acceptable forms listed in the first sentence of Section 8(b) below.

    b. Payment of the option exercise price may be made by cash, by check, or by instructing a broker to promptly deliver to the Company the amount of sale proceeds necessary to pay the aggregate exercise price, all in accordance with Section 11(c) of the Plan. If the Optionee is an officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Optionee may in addition be allowed to pay all or part of the exercise price with shares of the Company's common stock which, as of the exercise date, the officer has owned for six (6) months or more. Shares used by officers to pay the exercise price shall be valued at their fair market value on the exercise date.

    c. Prior to the issuance of shares upon exercise of this option, the Optionee shall pay any federal, state, and local income and employment tax withholding obligations applicable to such exercise. If the Optionee is an officer of the Company within the meaning of Section 16 of the Exchange Act, the Optionee may elect to pay such withholding tax obligations by having the Company withhold shares of the Company's common stock having a value equal to the amount required to be withheld. Such an election shall be made in accordance with Section 11(d) of the Plan.

    d. This option may not be exercised for a fraction of a share or for fewer than the lesser of ten Shares or the amount of shares subject to this option.

e. An exercise of this option shall be deemed to have occurred upon the satisfaction of the requirements of subsections (a), (b), and (c) of this Section 8. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing the shares as to which this option was exercised, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to such shares, notwithstanding the exercise of this option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of this option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 14 of the Plan.

9. <u>Non-Transferability of Option</u>. This option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

10. <u>No Employment Right</u>. The Optionee acknowledges that neither the fact of this option grant nor any provision of this option Agreement or the Plan or the policies adopted pursuant to the Plan shall confer upon the Optionee any right with respect to continuation of employment with the Company or to employment that is not terminable at will. The Optionee further acknowledges and agrees that the Optionee's employment with the Company is not for any minimum or fixed period, is subject to the mutual consent of the Optionee and the Company, and may be terminated by either the Optionee or the Company at any time, for any reason or no reason, with or without cause or notice or any kind of pre- or post-termination warning, discipline or procedure.

11. <u>Early Disposition of Stock</u>. Optionee understands that if the Optionee disposes of any shares received under this Option <u>within</u> two (2) years after the date of this Agreement or within one (1) year after such Shares were transferred to the Optionee, the Optionee may be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the shares and the lower of the fair market value of the shares at the date of the exercise or the fair market value of the shares at the date of disposition. The amount of such ordinary income may be measured differently if the Optionee is an officer, director or 10% shareholder of the Company, or if the shares were subject to a substantial risk of forfeiture at the time they were transferred to the Optionee. The Optionee hereby agrees to notify the Company in writing within 30 days after the date of any such disposition. The Optionee understands that if he disposes of such shares at any time after the expiration of such two-year and one-year holding periods, any gain on such sale will be taxed as long-term capital gain.

12. <u>Delayed Exercise of Option</u>. Optionee understands that if the Optionee exercises this option more than three months after termination of the Optionee's Continuous Status as an Employee (one year, if termination of Optionee's Continuous Status as an Employee is due to disability), the Optionee may be treated for <u>federal</u> income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the shares and the lower of the fair market value of the shares at the date of the exercise or the fair market <u>value</u> of the shares at the date of disposition. The amount of such ordinary income may be measured differently if the Optionee is an officer, director or 10% shareholder of the Company, or if the shares were subject to a substantial risk of forfeiture at the time they were transferred to the Optionee.

13. <u>No Right to Damages</u>. The Optionee acknowledges and agrees that, regardless of whether the Optionee is terminated with <u>or</u> without cause, notice or pre-termination procedure or whether the Optionee asserts or prevails on a claim that the Optionee's employment was terminable only for cause or only with notice or pre-termination procedure, the Optionee has no right to, and will not bring any legal claim or action for, any damages for (a) having to exercise any vested portion of this option within any period after termination as specified in Section 4 or (b) cancellation of any unvested, or vested but unexercised, portion of this option.

14. <u>Acknowledgment</u>. By the Optionee's acceptance below, the Optionee acknowledges that the Optionee has received and has read, understood, and accepted all the terms, conditions, and restrictions of this Agreement, the Plan, and the current policies referenced in paragraph 2(b) of this Agreement. The Optionee understands and agrees that this option is subject to <u>all</u> the terms, conditions, and restrictions stated in this Agreement and in the other documents referenced in the preceding sentence, as the latter may be amended from time to time in the Company's sole discretion.

15. <u>Board Approval</u>. This option has been granted pursuant to the Plan and accordingly is subject to approval by an authorized committee of the Board of Directors. If this option has not already been approved, the Company agrees to submit this grant for approval as soon as practical. If such approval is not obtained, this award is null and void.

16. <u>Governing Law</u>. This option shall be governed by the laws of the state of Iowa.

Executed at Cedar Rapids, Iowa on the day and year first above written.

UNITED FIRE & CASUALTY COMPANY

BY _____

Name/Title _____ , _____

OPTIONEE'S ACCEPTANCE:

I have read and fully understood this option Agreement and, as referenced in Section 12 above, I accept and agree to be bound by all of the terms, conditions, and restrictions contained in this option Agreement and the other documents referenced in it.

OPTIONEE

Date: _____

_____

Print Name: _____

EXHIBIT 99.5

FOR IMMEDIATE RELEASE

For: United Fire & Casualty Company
118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contact: Randy A. Ramlo, President/CEO, 319-399-5700

United Fire & Casualty Company holds annual stockholders meeting

- ▪ *Five directors elected to board for full terms; 2008 Stock Plan approved; articles of incorporation amended*
- ▪ *Board approves new officer appointments*
- ▪ *Board declares dividend*

CEDAR RAPIDS, IA – May 22, 2008 – United Fire & Casualty Company today announced that five directors were elected for full terms on its 13-member board at the company's annual stockholders meeting on May 21, 2008.

Elected to the board of directors for a three-year term expiring in 2011 were: **Douglas M. Hultquist**, president, chief executive officer, and director, QCR Holdings Inc.; **Casey D. Mahon,** adjunct professor of law, University of Iowa College of Law; **Scott McIntyre Jr.,** chairman, United Fire & Casualty Company; **Randy A. Ramlo***,* president and chief executive officer, United Fire & Casualty Company; and **Frank S. Wilkinson Jr.,** retired executive vice president and director, E.W. Blanch Co.

In addition, stockholders approved the United Fire 2008 Stock Plan, which is an amendment and restatement of the United Fire Nonqualified Employee Stock Option Plan. The key changes are to increase the shares available for issuance by 900,000 shares of our common stock, and to provide for stock awards, stock appreciation rights, and "incentive stock options," as defined in Section 422 of the Internal Revenue Code.

Stockholders also approved two amendments to United Fire's articles of incorporation, increasing the maximum number of days from 50 to 60 that the stock transfer books may be closed in order to make a determination of shareholders. This allows us more time to prepare for the payment of dividends and for the more orderly preparation of proxy statements and other notices. The second amendment provides for the limitation of director liability and indemnification of directors to the fullest extent allowable under Iowa law.

New Officer Appointments

After the stockholders meeting, the board met and approved the appointment of several employees as officers of United Fire and its subsidiary company, Lafayette Insurance Company.

United Fire & Casualty Company



Arthur J. Fearn

Arthur J. Fearn was appointed assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and fidelity and surety underwriting manager.



Calvin D. Mook

Calvin D. Mook was appointed assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and Great Lakes marketing manager.



Brian J. Peck

Brian J. Peck was appointed assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and Midwest loss control manager.



Corey L. Ruehle

Corey L. Ruehle was appointed assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and Midwest underwriting manager.



Janice A. Martin

Janice A. Martin was appointed treasurer of United Fire & Casualty Company. Her new title is treasurer and tax manager.

Lafayette Insurance Company (subsidiary)



Leo F. Wegmann Jr. was appointed vice president of Lafayette Insurance Company. His new title is vice president, secretary and New Orleans claims manager.

Leo F. Wegmann Jr.



Bruce M. Holmes was appointed assistant vice president of Lafayette Insurance Company. His new title is assistant vice president and New Orleans litigation manager.

Bruce M. Holmes

Dividend

At its meeting on May 21, the board declared a regular dividend on the common stock of $0.15 per share. This dividend will be payable on June 16, 2008, to stockholders of record on June 2, 2008.

About United Fire & Casualty Company

United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 15th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the second consecutive year, our subsidiary, United Life Insurance Company has been named to the Ward's 50 Life & Health Insurance Companies. In March 2007 and 2008, United Fire & Casualty Company was named to Audit Integrity's Top 100 list of companies who demonstrate high corporate integrity. For more information about United Fire & Casualty Company and its products and services, visit our website, www.unitedfiregroup.com.

Disclosure of forward-looking statements

This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our Company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might," "hope" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 27, 2008 and in our report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on April 25, 2008. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made.

EXHIBIT 99.6

**THIRD AMENDMENT
TO THE
FOURTH RESTATED
ARTICLES OF INCORPORATION
OF
UNITED FIRE & CASUALTY COMPANY**

To the Secretary of State of the State of Iowa:

Pursuant to the provisions of Section 490.1001 and 490.1006 of the Iowa Business Corporation Act, Code of Iowa, as amended, United Fire & Casualty Company, an Iowa corporation (the "Corporation") does hereby adopt the following Articles of Amendment to its Fourth Restated Articles of Incorporation.

ARTICLES OF AMENDMENT

I.

The name of the Corporation is United Fire & Casualty Company.

II.

1.   The Fourth Restated Articles of Incorporation are amended by striking Section 4 of Article V and by inserting in lieu thereof the following:

      Section 4. Closing Transfer Books -- Record Date. For the purpose of determining Stockholders entitled to notice of, or to vote at, any meeting of Stockholders, or any adjournment thereof, or entitled to receive payment of any dividends, or in order to make a determination of Stockholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, not exceeding sixty (60) days. If the stock transfer books shall be closed for such purpose, such books shall be closed for at least ten (10) days immediately preceding such meeting.

      For the purpose of determining stockholders entitled to vote at a meeting of stockholders or to receive dividends or for other proper purposes, the Bylaws may provide or, in the absence of an applicable Bylaw, the Directors may fix, in lieu of the closing of the stock transfer books, the record date for any such determination of stockholders, which record date shall be, in any case, not more than sixty (60) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date upon which the particular action requiring such determination of stockholders is to be taken. If the stock record books are not closed and no record date is fixed, the record date shall be the date ten (10) days after the mailing of the notice of the stockholders meeting or after the declaration of the dividend, as the case may be. When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made as herein provided, such determination shall apply to any adjournment thereof.

2. The Fourth Restated Articles of Incorporation, as previously amended, are amended by striking Section 9 of Article VII and by inserting in lieu thereof the following:

Section 9. Personal Liability - Directors. A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the corporation or the shareholders; (3) a violation of section 490.833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the Iowa Business Corporation Act, as so amended.

3. The Fourth Restated Articles of Incorporation are amended by adding the following new Sections 10 and 11 to Article VII:

Section 10. Indemnification of Directors. The corporation shall indemnify a director for liability, as defined in section 490.850(5) of the Iowa Business Corporation Act, to any person for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) receipt of a financial benefit to which the person is not entitled; (2) an intentional infliction of harm on the corporation or its shareholders; (3) a violation of section 490.833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. Without limiting the foregoing, the corporation shall exercise all of its permissive powers as often as necessary to indemnify and advance expenses to its directors to the fullest extent permitted by law.

Section 11. Effect of Repeal or Amendment. Any repeal or amendment of Section 9 or Section 10 by the shareholders of the corporation shall not adversely affect any right of a director or former director of the corporation arising at any time with respect to events occurring prior to such repeal or amendment.

III.

The number of shares of common stock of the Corporation outstanding at the time of adoption of the amendment and the number of shares entitled to vote thereon was 27,191,388. The Corporation does not have any other class of capital stock issued and outstanding. The amendment was duly approved by the shareholders in the manner required by Chapter 490 of the Iowa Business Corporation Act. The Board of Directors recommended the amendment to the shareholders, and on May 21, 2008 the shareholders of United Fire & Casualty Company adopted the amendment. The number of shares of common stock voted for the amendment was 25,777,623; the number of shares of common stock that abstained from voting was 49,893; and the number of shares of common stock voted against the amendment was 110,000. The number of shares of common stock voted for the amendment is sufficient for approval of the amendment by the shareholders.

V.

The amendment does not provide for an exchange, reclassification or cancellation of issued shares.

VI.

The amendment shall become effective when filed in the Office of the Secretary of State of the State of Iowa.

Dated this 21st day of May, 2008.

UNITED FIRE & CASUALTY COMPANY

By: /s/ Randy A. Ramlo
      Randy A Ramlo, President

      /s/ Neal R. Scharmer
      Neal R. Scharmer, Corporate Secretary

[CORPORATE SEAL]